A4 5/9/2002

X TC 5/7/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02023049

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
APR 3 0 2002
155
MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8-23936

[redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

THE GMS GROUP, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5N Regent Street
(No. and Street)

Livingston	New Jersey	07039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Korn — (973) 535-5000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

A4 5/9/2002

AFFIRMATION

We, John Feeney and Jerry Korn, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to The GMS Group, L.L.C. as of December 31, 2001, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

4/26/02

Signature Date

John Feeney
President

4/26/02

Signature Date

Jerry Korn
Chief Financial Officer

Deidre R. Lasenberry 4/26/02
Notary Public

DEIDRE R. LASENBERRY
Notary Public of New Jersey
My Commission Expires 01/11/2006
I.D. # 2271107

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte
& Touche

SEC MAIL PROCESSING
RECEIVED
APR 30 2002
WASH. D.C. 155 SECTION

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The GMS Group, L.L.C.

We have audited the accompanying statement of financial condition of The GMS Group, L.L.C. (the "Company") (a wholly-owned subsidiary of Gruntal & Co., L.L.C.) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of The GMS Group, L.L.C. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the statement of financial condition, on April 26, 2002, Gruntal & Co., L.L.C. entered into an agreement with Ryan Beck & Co., L.L.C. ("Ryan Beck") whereby Ryan Beck acquired all of the issued and outstanding equity interests of the Company.

Deloitte & Touche LLP

April 26, 2002

THE GMS GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Dollars in Thousands)

ASSETS

Cash	$	214
Financial instruments owned - at fair value, held by Clearing Broker:		
U.S. Government obligations		1,581
State and municipal obligations		85,831
Corporate and other debt		1,805
Other securities		623
Office facilities, net of accumulated depreciation and amortization of $533		298
Other assets		4,209
TOTAL ASSETS	$	94,561

LIABILITIES AND MEMBER'S INTEREST

Liabilities:		
Payable to Clearing Broker	$	66,887
Financial instruments sold, not yet purchased - at fair value		4,605
Accrued compensation		2,677
Other liabilities		846
		75,015
Member's interest		19,546
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	94,561

See notes to Statement of Financial Condition.

1. ORGANIZATION

The GMS Group, L.L.C. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Gruntal & Co., L.L.C. (the "Parent"). The Parent is a wholly-owned subsidiary of Gruntal Financial, L.L.C.

The Company is primarily engaged in the business of buying, selling and underwriting municipal securities. The operations of the Company are consolidated into the Parent.

The Company clears all of its securities transactions through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (the "Clearing Broker") on a fully-disclosed basis. The Payable to Clearing Broker primarily represents amounts due in connection with the financing of proprietary positions, amounts on deposit, and the clearance of customer securities transactions. The Clearing Broker is the primary source of short-term financing for the Company, which is collateralized by the financial instruments inventory of the Company. The financial instruments inventory is held and may be pledged by the Clearing Broker.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statement is presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2001. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statement are prudent and reasonable. Actual results could differ materially from those estimates.

Proprietary Securities Transactions – Financial instruments owned and financial instruments sold, not yet purchased are recorded on a trade date basis and at fair value. The fair value of trading positions is generally based on listed market prices. If listed market prices are not available or if liquidating the positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations, price quotations for similar instruments traded in different markets or management's estimates of amounts to be realized on settlement.

Fair Value of Financial Instruments – Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office Facilities – Office facilities consist of furniture, leasehold improvements, and equipment and are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Furniture and equipment are depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the leasehold improvement or the term of the applicable lease.

Employee Benefit Plans – Eligible employees of the Company who have met certain service requirements participate in The GMS Group, L.L.C. Salary Savings Plan, a 401(k) defined contribution plan. The Company matches certain employee contributions.

Accounting Pronouncements – In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125," which revises the standards of accounting for securitizations and other transfers of financial assets and collateral. The provisions of SFAS No. 140 carry over most of the guidance outlined in SFAS No. 125 and further establish accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and are derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 was effective prospectively, for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ended after December 15, 2000. During 2001, the Company adopted the provisions of SFAS No. 140, which did not have a material effect on the Company's financial statement.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which establishes new standards for accounting for goodwill and intangible assets. This statement requires that goodwill and certain intangible assets with an indefinite useful life not be amortized. This statement also requires that goodwill and certain intangibles be tested at least annually under new impairment criteria. The Company adopted this statement on January 1, 2002 and there was no impact on the Company's financial statement.

3. RELATED PARTY TRANSACTIONS

During 2001, the Company accrued or paid to the Clearing Broker, which for part of the year maintained an ownership interest in Gruntal Financial L.L.C., for securities clearance and other services and interest expense on the net payable to the Clearing Broker.

During 2001, the Company paid $3,300 in dividends to the Parent.

At December 31, 2001, the Company had $1,469 of loans and advances to employees, included in other assets on the Statement of Financial Condition.

4. INCOME TAXES

The Company is a limited liability company and has elected to be disregarded as a separate entity for U.S. income tax purposes. In addition, an election has been made by management to be treated as a partnership. Accordingly, no provision for Federal income taxes is required in the accompanying financial statement. State income taxes are only required in states that do not recognize limited liability company status.

5. COMMITMENTS AND CONTINGENCIES

Litigation and Regulatory Matters - In the ordinary course of its business, the Company (i) has been named as defendant or co-defendant in a number of lawsuits, including class actions and arbitration proceedings, some of which involve claims for damages in substantial or unspecified amounts and (ii) is the subject of certain regulatory inquiries and proceedings. Although the ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries and proceedings cannot be predicted with certainty, in the opinion of management, based on information provided by both in-house and outside legal counsel, the outcome of these matters will not have a material adverse effect on the Company's financial condition, but may be material to the Company's operating results for any particular period, depending on the level of the Company's income for such period.

Leases - The Company occupies office space and uses equipment under various noncancelable operating leases, expiring at various dates through 2006, requiring approximate minimum rental payments for years ending December 31 as follows:

2002	$ 1,124
2003	747
2004	375
2005	178
2006	28
Total	$ 2,452

Certain leases contain rent escalation provisions based on increased real estate taxes and other operating expenses.

6. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the minimum net capital requirements of Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At December 31, 2001, the Company's net capital and excess net capital were $8,400 and $8,150, respectively, and its aggregate indebtedness was approximately .41 times its net capital.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Proprietary Activities - In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These financial instruments include securities sold, not yet purchased, which represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating a liability to purchase the financial instruments in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation may exceed the amount recognized in the Statement of Financial Condition.

Customer Activities - In the event that customers are unable to fulfill their contractual obligations, which are cleared through the Clearing Broker, the Company may be charged by the Clearing Broker for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic corporations, governments, institutional, and individual investors. The Company's exposure to credit risk is associated with the nonperformance of these counterparties in fulfilling their contractual obligations. The Company seeks to limit credit risk in its business through the use of various credit monitoring policies and procedures.

8. SUBSEQUENT EVENT

On April 26, 2002, the Parent entered into an agreement with Ryan Beck & Co., L.L.C. ("Ryan Beck") whereby Ryan Beck acquired all of the issued and outstanding equity interests of the Company.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

April 26, 2002

The GMS Group, L.L.C.
5N Regent Street
Livingston, New Jersey 07039

In planning and performing our audit of the financial statements of The GMS Group, L.L.C. (the "Company") for the year ended December 31, 2001, on which we issued our report dated April 26, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP